SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2014

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated April 17, 2014 in respect of the disclosure of the operational statistics of China Unicom (Hong Kong) Limited and its subsidiaries for the month of March 2014.

2	Announcement dated April 17, 2014 in respect of Issue of Promissory Note.

3	Announcement in relation to the unaudited condensed consolidated financial results of China Unicom (Hong Kong) Limited for the three months ended March 31, 2014.

FORWARD-LOOKING STATEMENTS

These announcements contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G and 4G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G and 4G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in these announcements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G and 4G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G and 4G services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•	changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: April 22, 2014

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT

The Board is pleased to disclose the operational statistics of the Group for the month of March 2014.

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of March 2014.

Operational statistics for the month of March 2014 are as follows:

March 2014
MOBILE BUSINESS:
Aggregate Number of Mobile Subscribers	289.693 million
Net Additions of Mobile Subscribers	4.016 million
Of which:
Aggregate Number of Mobile Broadband Subscribers (Note 1)	132.300 million
Net Additions of Mobile Broadband Subscribers (Note 1)	3.287 million
FIXED-LINE BUSINESS:
Aggregate Number of Fixed-Line Broadband Subscribers	66.441 million
Net Additions of Fixed-Line Broadband Subscribers	0.713 million
Aggregate Number of Local Access Subscribers	87.789 million
Net Additions of Local Access Subscribers	(0.333) million

Notes:

1	With the launch of 4G LTE service in selected cities, the Company started to disclose the number of Mobile Broadband Subscribers, which include both 3G and 4G LTE users, from March 2014.

2	All the Aggregate Numbers recorded for the month of March 2014 are aggregate data reported at 24:00 on 31 March 2014.

3	The accounting period of all Net Additions for the month of March 2014 is the period commencing from 0:00 on 1 March 2014 to 24:00 on 31 March 2014.

4	Net Additions of Mobile Broadband Subscribers include 0.243 million Data Card Subscribers.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of March 2014 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary

Hong Kong, 17 April 2014

2

Exhibit 2

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ISSUE OF PROMISSORY NOTE

China United Network Communications Corporation Limited (“CUCL”), a wholly-owned subsidiary of China Unicom (Hong Kong) Limited (the “Company”), has completed the issue of the first tranche of promissory note for the year 2014 of an amount of RMB5 billion.

Reference is made to the announcement made by the Company on 4 April 2014.

The Company announces that CUCL, a wholly-owned subsidiary of the Company, completed the issue of the first tranche of promissory note for the year 2014 of an amount of RMB5 billion on 16 April 2014, with a maturity period of 3 years and at an interest rate of 5.35% per annum. Interests will accrue from 16 April 2014.

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 17 April 2014

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

Exhibit 3

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT

The Board of the Company is pleased to announce the unaudited condensed consolidated results of the Group for the three months ended 31 March 2014.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”) for the three months ended 31 March 2014.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in Renminbi (“RMB”) millions)

		31 March 2014	31 December 2013
ASSETS
Non-current assets
Property, plant and equipment		416,875	431,625
Lease prepayments		7,973	8,038
Goodwill		2,771	2,771
Deferred income tax assets		7,745	6,734
Financial assets at fair value through other comprehensive income		6,338	6,497
Other assets		22,952	21,296

		464,654	476,961

Current assets
Inventories and consumables		6,031	5,536
Accounts receivable		16,616	14,842
Prepayments and other current assets		11,049	9,664
Amounts due from related parties		8	11
Amounts due from domestic carriers		1,035	597
Short-term bank deposits		54	54
Cash and cash equivalents		22,463	21,506

		57,256	52,210

Total assets		521,910	529,171

EQUITY
Equity attributable to equity shareholders of the Company
Share capital: nominal value		—	2,328
Share premium		—	175,204
Capital redemption reserve		—	79

Share capital and other statutory capital reserve	4	177,643	177,611
Other reserves		(19,656)	(19,529)
Retained profits
- Proposed 2013 final dividend		3,806	3,805
- Others		60,311	57,012

Total equity		222,104	218,899

	31 March 2014	31 December 2013
LIABILITIES
Non-current liabilities
Long-term bank loans	477	481
Convertible bonds	11,153	11,002
Corporate bonds	2,000	2,000
Deferred income tax liabilities	26	26
Deferred revenue	1,222	1,269
Other obligations	218	255

	15,096	15,033

Current liabilities
Short-term bank loans	98,157	94,422
Commercial papers	30,000	35,000
Current portion of long-term bank loans	48	48
Accounts payable and accrued liabilities	93,464	102,212
Taxes payable	3,854	2,634
Amounts due to ultimate holding company	1,331	1,634
Amounts due to related parties	3,410	4,176
Amounts due to domestic carriers	1,075	1,504
Dividend payable	644	644
Current portion of deferred revenue	442	452
Current portion of other obligations	2,674	2,672
Advances from customers	49,611	49,841

	284,710	295,239

Total liabilities	299,806	310,272

Total equity and liabilities	521,910	529,171

Net current liabilities	(227,454)	(243,029)

Total assets less current liabilities	237,200	233,932

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME

(All amounts in RMB millions, except per share data)

		Three months ended 31 March
	Note	2014	2013
Revenue		76,471	70,600
Interconnection charges		(3,717)	(4,787)
Depreciation and amortisation		(18,216)	(16,857)
Network, operation and support expenses		(8,994)	(7,890)
Employee benefit expenses		(8,261)	(7,406)
Costs of telecommunications products sold		(14,538)	(15,819)
Other operating expenses		(16,963)	(14,475)
Finance costs		(1,628)	(969)
Interest income		77	25
Other income—net		161	106

Profit before income tax		4,392	2,528
Income tax expenses		(1,090)	(629)

Profit for the period		3,302	1,899

Profit attributable to:
Equity shareholders of the Company		3,302	1,899

Earnings per share for profit attributable to equity shareholders of the Company during the period:
Basic earnings per share (RMB)	3	0.14	0.08

Diluted earnings per share (RMB)	3	0.14	0.08

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Three months ended 31 March
	2014	2013
Profit for the period	3,302	1,899

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	(159)	(33)
Tax effect on changes in fair value of financial assets through other comprehensive income	40	8

Changes in fair value of financial assets through other comprehensive income, net of tax	(119)	(25)
Remeasurement of net defined benefit liability, net of tax	1	—

	(118)	(25)

Items that will not be reclassified to statement of income:
Currency translation differences	3	(7)

Other comprehensive income for the period, net of tax	(115)	(32)

Total comprehensive income for the period	3,187	1,867

Total comprehensive income attributable to:
Equity shareholders of the Company	3,187	1,867

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

	Three months ended 31 March
	2014	2013
Net cash inflow from operating activities	18,202	16,836
Net cash outflow from investing activities	(15,069)	(18,146)
Net cash outflow from financing activities	(2,168)	(2,713)

Net increase/(decrease) in cash and cash equivalents	965	(4,023)
Cash and cash equivalents, beginning of period	21,506	18,250
Effect of changes in foreign exchange rate	(8)	—

Cash and cash equivalents, end of period	22,463	14,227

Analysis of the balances of cash and cash equivalents:
Cash balances	4	6
Bank balances	22,459	14,221

	22,463	14,227

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED 31 MARCH 2014

1.	GENERAL INFORMATION

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services is referred to as the “mobile business”, the services aforementioned other than the mobile business are hereinafter collectively referred to as the “fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

2.	BASIS OF PREPARATION

Going Concern Assumption

As at 31 March 2014, current liabilities of the Group exceeded current assets by approximately RMB227.5 billion (31 December 2013: approximately RMB243.0 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB318.0 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds of which approximately RMB186.1 billion was unutilised as at 31 March 2014; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes that it has ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the three months ended 31 March 2014 has been prepared on a going concern basis.

3.	EARNINGS PER SHARE

Basic earnings per share for the three months ended 31 March 2014 and 2013 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the three months ended 31 March 2014 and 2013 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All potential ordinary shares for the three months ended 31 March 2014 and 2013 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme and (iii) convertible bonds.

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended 31 March
	2014	2013
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic earnings per share	3,302	1,899
Imputed finance cost on the liability component of convertible bonds	52	52

Profit attributable to equity shareholders of the Company used in computing diluted earnings per share	3,354	1,951

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,784	23,565
Dilutive equivalent shares arising from share options	60	176
Dilutive equivalent shares arising from convertible bonds	929	916

Shares used in computing diluted earnings per share	24,773	24,657

Basic earnings per share (in RMB)	0.14	0.08

Diluted earnings per share (in RMB)	0.14	0.08

4.	SHARE CAPITAL AND OTHER STATUTORY CAPITAL RESERVE

Under the new Hong Kong Companies Ordinance (Cap. 622), which commenced operation on 3 March 2014, the concept of authorised share capital no longer exists and the Company’s shares no longer have a par or nominal value with effect from 3 March 2014. There is no impact on the number of shares in issue or the relative entitlement of any of the members as a result of this transition.

In accordance with the transitional provisions set out in section 37 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622), the amounts standing to the credit of the share premium account and the capital redemption reserve on 3 March 2014, of RMB175,223 million and RMB79 million respectively, have become part of the Company’s share capital.

5.	EVENTS AFTER THE REPORTING PERIOD

On 3 April 2014, the Company established a Medium Term Note Program(“the Program”), under which the Company could offer and issue notes of aggregate principal amount of up to RMB10.0 billion. Notes issued under the Program will be denominated in RMB and issued to professional investors outside the United States. On 16 April 2014, the Company completed the issue of notes in an aggregate nominal amount of RMB4 billion pursuant to the Program, with a maturity of 3 years and at an interest rate of 4.00% per annum.

On 16 April 2014, China United Network Communications Corporation Limited, a wholly-owned subsidiary of the Company, issued tranche one of 2014 promissory note in the amount of RMB5 billion, with a maturity date of 3 years from the date of issue and which carried interests at 5.35% per annum.

At the annual general meeting held on 16 April 2014, the shareholders of the Company approved the payment of a final dividend of RMB0.16 per ordinary share for the year ended 31 December 2013 (for the year ended 31 December 2012: final dividend of RMB0.12 per ordinary share).

The Company adopted a new share option scheme on April 16 2014. The new scheme provides for the grant of options to the Group’s employees, including executive directors and non-executive directors. Any grant of options to a “connected person” (as defined in the Stock Exchange of Hong Kong Limited (“SEHK”)’s Listing Rules) of China United Network Communications Group Company Limited requires approval by the Company’s independent non-executive directors, excluding any independent non-executive director who is the grantee of the option. The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date, after which period no further option may be granted under the new share option scheme, but the provisions of the new share option scheme will remain in full force and effect to the extent necessary to give effect to the exercise of the options granted prior to the expiry or otherwise as may be required in accordance with the provisions of the new share option scheme. The subscription price of a share in respect of any particular option granted under this new share option scheme will be determined by the Board of Directors in its discretion at the grant date, which shall be no less than the higher of: (i) the closing price of the shares on the SEHK on the grant date of such option; and (ii) the average closing price of the shares on the SEHK for the five trading days immediately preceding the grant date. As at April 16 2014, no options have been granted or agreed to be granted by the Company under the new share option scheme.

FINANCIAL OUTLINE

Revenue

For the first quarter of 2014, total revenue was RMB76.47 billion. Out of total revenue, service revenue was RMB63.80 billion, up by 11.8% as compared to the same period of last year.

Continuous rapid grow in the mobile business. For the first quarter of 2014, service revenue from the mobile business was RMB40.68 billion, up by 15.4% as compared to the same period of last year. The net addition of mobile subscribers was 8.710 million for the first quarter of 2014 and the number of mobile subscribers reached 289.693 million as at 31 March 2014. The average revenue per user per month (“ARPU”) was RMB47.6 for mobile business. Out of service revenue from the mobile business, service revenue from the mobile broadband business1 was RMB26.91 billion for the first quarter of 2014 and as a percentage of service revenue from the mobile business, there was an increase from 54.6% for the first quarter of 2013 to 66.2% for the first quarter of 2014. The net addition of mobile broadband subscribers was 9.700 million for the first quarter of 2014 and the number of mobile broadband subscribers reached 132.300 million as at 31 March 2014. For the first quarter of 2014, ARPU for mobile broadband business was RMB70.3.

Stable grow in the fixed-line business. For the first quarter of 2014, services revenue from the fixed-line business was RMB22.92 billion, up by 5.8% as compared to the same period of last year. Out of service revenue from the fixed-line business, service revenue from broadband business was RMB12.44 billion, up by 11.0% as compared to the same period of last year and, as a percentage of service revenue from the fixed-line business, there was an increase from 51.8% for the first quarter of 2013 to 54.3% for the first quarter of 2014. The net addition of broadband subscribers was 1.794 million for the first quarter of 2014 and the number of broadband subscribers reached 66.441 million as at 31 March 2014. ARPU for broadband business was RMB63.3 for the first quarter of 2014.

Costs and Expenses

For the first quarter of 2014, the total costs and expenses2 amounted to RMB72.08 billion, up by 5.9%.

The Company continuously enhanced its network capacity and further expanded its network scale, depreciation and amortisation charges were RMB18.22 billion for the first quarter in 2014, up by 8.1% as compared to the same period of last year. Network, operation and support expenses were RMB8.99 billion for the first quarter of 2014, up by 14.0% as compared to the same period of last year.

In order to proactively response to the keen market competition, the Company accelerated user development and market expansion. As a result, selling expenses were RMB12.15 billion for the first quarter in 2014, increased by 21.4% as compared to the same period of last year, mobile broadband business1 terminal subsidy cost was RMB1.79 billion for the first quarter in 2014, as a percentage of service revenue from mobile broadband business1 decreased from 11.6% for the first quarter of 2013 to 6.7% for the first quarter of 2014.

The interconnection charges amounted to RMB3.72 billion for the first quarter in 2014, down by 22.4% as compared to the same period of last year.

The Company’s employee benefit expenses amounted to RMB8.26 billion for the first quarter in 2014, up by 11.5% as compared to the same period of last year.

Earnings

For the first quarter of 2014, profit before income tax was RMB4.39 billion and profit for the period was RMB3.30 billion, up by 73.9% compared to the same period of last year. Basic earnings per share was RMB0.139 for the first quarter of 2014. EBITDA3 was RMB24.00 billion for the first quarter of 2014, up by 18.7% as compared to the same period of last year. EBIDTA as a percentage of service revenue was 37.6% for the first quarter of 2014, up by 2.2 percentage points compared to the same period of last year.

Note 1:	Mobile broadband business includes 4G business and 3G business.

Note 2:	Including interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, costs of telecommunication products sold, other operating expenses, finance costs, interest income and other income-net.

Note 3:	EBITDA represents profit for the period before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like our Group.

CAUTION STATEMENT

The Board wishes to remind investors that the unaudited financial information and the financial outline for the three months ended 31 March 2014 are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The financial information for the three months ended 31 March 2013 are extracted from the unaudited financial information of the Group; and the financial information for the year ended 31 December 2013 are extracted from the audited financial statements as contained in the 2013 Annual Report. Investors are cautioned not to unduly rely on financial data, statistics and comparison for the three months ended 31 March 2014. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By order of the Board China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 17 April 2014

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive director:	Cesareo Alierta Izuel

Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny